ELITE ARTZ, INC
                 4950 W. Craig Road, Suite 3-235
                        Las Vegas NV 89130

April 30,  2005

Securities and Exchange Commission
Division of Corporation Finance
450 5th  Street N.W.
Mail Stop 03-05
Washington DC 20549

RE:   Elite Artz, Inc.
      Form SB-2 filed on December 27, 2004
      File No. 333-121663
      Response to Comments

Dear Mr. Webb:

Please find the following responses to your comments of January 14, 2005 to the above referenced filing. We have also forwarded 2 -redlined copies of our amended SB-2 which was revised in response to your comments.

General
-------

1. The financial statements should be updated, as necessary, to comply with Item 310(g) of Regulation S-B as the effective date of the registration statement.

Response 1:   We have updated our financial statements through our year end,
December 31, 2004.

Registration Statement Cover Page
---------------------------------

2. If you are offering your securities on a delayed or continuous basis, please add the following to the front of your registration statement, "if any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box," and check the box.

Response 2: We have added the referenced statement to the cover page and checked the box.

Registration Fee Table
----------------------

3. It appears that you are registering for resale 745,900 shares of common stock to be offered by selling shareholders. Please list this separately on the fee table.

Response 3: We have listed the 745,900 shares separately on the fee table. We did, however, include them when calculating the fee in the initial form so we believe we have paid the entire fee.

Prospectus Cover Page
---------------------


4. We note that the selling shareholders will offer their shares for the duration of the offering or until and if your shares are quoted on the OTCBB. We also note that on page 15 you state that the selling shareholders' offering will terminate on the earlier of the sale of all of the shares or 360, days after the date of the prospectus. Please revise to clarify the offering period with regard to the selling shareholders to be consistent throughout the document.

Response 4: We have revised to be consistent with the duration discussed on the cover page and eliminated the "360 day" statement which was inconsistent.

5. On page 14, you disclose that a prospective buyer must purchase a minimum of at least 100 shares. Please provide a brief description of the subscription terms here and in the prospectus summary.

Response No. 5: We added some additional disclosure on subscription terms both here and on page 14, which is now page 15.

Prospectus Summary, page 3
--------------------------
Our Business, page 3
--------------------

6. It is unclear what you mean by "fine quality original oil paintings." We assume you mean sub-museum quality paintings by artists with no commercial reputations but it is unclear. Please revise. You might give the price range of your original paintings to give investors an some sense of the business you are in.

Response 6:   Your assumption is correct and we have revised to include
further description that our paintings are sub-museum quality paintings by artists with no commercial reputations and included a price range.

7. Similarly, if the works of "well-known" artists are all out of copyright, please clarify. If none of them are your exclusives, please clarify.

Response 7: We clarified that the artists are not our exclusive and are out of copyright.

8. In similar fashion, describe your third product more carefully, so that investors can understand what you are attempting to do.

Response 8: We have given a further description that our specialty collections are compiled on a case by case basis using our original artwork inventory combined with prints to provide an overall look or "collection" for the buyer. We have also applied responses to Comments 6, 7 and 8 as appropriate to our discussions of our products in our Business Section by expanding the disclosure.

The Offering, page 3.
--------------------

9. The number of common stock outstanding after the offering assuming 25% subscription and assuming 100% subscription appear to be incorrect. Please revise or advise.

Response 9:   They were inverted.  We corrected the mistake by switching the numbers.

Summary Financial Information December 31, 2003 and September 30, 2004.
----------------------------------------------------------------------

10. Did you intend to reference Plan of Operation section of the prospectus, rather than the "Management's Discussion and Analysis of Financial Condition and Results of Operations?" Please advise or restate.

Response 10. Yes. We have restated although this has a new caption for December 31, 2004

Risk Factors, page 4.
--------------------
If we need additional capital to fund our losses, page 4.
---------------------------------------------------------

11. You disclose here that the "net minimum proceeds, together with available funds will be sufficient to meet our anticipated needs for at least the next 12 months." In you Plan of Operation section, however, you state that you "will need approximately $90,000 over the next year to continue to develop" your business and that the "offering proceeds could be less than adequate" if you raise less than 50% of your offering. Please revise here and throughout the document to clarify the amount you will need during the next 12 months to continue operations. Also provide a brief description of the "available funds" to which you refer."

Response 11. We have tried to clarify the risk factor by making it clear that even if we raise 100% of our offering we will likely need additional funding in the future which may be difficult to obtain. We also tried to make it clear that this risk is in addition to the risk of what we will incur if we do not raise 100% of the offering. This is further discussed in another risk factor and we have added that reference to the end of the subject risk factor.

Use of Proceeds, page 8.
------------------------

12. Refer to the second paragraph. Here you disclose the net proceeds realized from this offering after deducting estimated commissions and offering related expenses. In the prospectus summary, however, you state that no commissions will be paid. Please revise throughout the document to be consistent.

Response 12: We have revised in the second paragraph to be consistent with the rest of the document where we have stated that no commissions will be paid since that is the case.

13. It seems that you plan to use the proceeds of this offering to make $10,000 in new product acquisitions. Please explain the basis for determining the amount and the nature of the proposed transaction.

Response 13: We are eliminating this Use of Proceeds category. We have reconsidered this and have determined not to use any offering proceeds on any new product acquisition which will ultimately be determined by our cash flow situation. We have also eliminated the category in the Prospectus Summary.

14. The first paragraph on page 9, you refer to your "nutritional business." Please revise to reflect the business operations you discuss in the other part of the document.

Response 14.  We have revised.  We apologize for the error.

Dilution, page 10
-----------------
Dilution to new investors, page 10.
-----------------------------------

15. Refer to the last sentence of the second paragraph. It appears that the book value increase to the present shareholders is incorrect. Please advise or revise.

Response 15. That amount was incorrect. We have revised this entire section, however, as dilutions have changed with the updated financial information.

Comparative Date, page 10.

16. Your second paragraph states that the table presents information assuming 500,000 shares are sold. It appears, however, that your table summarizes ownership assuming that 200,000, 100,000 or 50,000 shares are sold. Please advise or revise.

Response 16.  Revised to 200,000.

Selling Shareholders, page 12.
------------------------------
List of Selling Shareholders, page 13.
---------------------------------------

17. It appears that the last column of the table discloses the percent owned (if one percent or more) by each security holder assuming you are successful in selling 200,000 shares of common stock. Please revise the heading of that column to disclose that fact. Also, please provide (if one percent or more) the percentage owned by each security holder after the completion of your offering and the selling shareholder offering. Please refer to Item 507 of Regulation B.

Response 17. We have revised the column headers in the selling shareholder table to clarify that percentages after the offering are based on sale of 200,000 shares. We have provided the percentages in each case where the shareholder owns or (will own after the offering) more than 1%. We believe we have therefore complied with Item 507. However, in our initial filing, we failed to footnote that * in the table means less than 1%. We have now so footnoted.

18. Please revise to state that the selling shareholders "may be deemed" to be underwriters.

Response 18: We have revised to state that selling shareholders "may be deemed" to be underwriters.

Description of Business, page 23.
---------------------------------

19. In the appropriate place disclose the length of time you have held the current paintings by quarter.


Response 19:   We have now disclosed the length of time we have held our
current inventory by quarter in the last paragraph under Principal Products and Their Markets.

Number of employees, page 27.
-----------------------------

20. Elsewhere in the document you disclose that the time your officers and directors will devote to your business will be limited. Please revise to disclose that information here.

Response 20: We have revised this section to disclose amount of time officers and directors will devote will be limited and included the approximate amount of time.

Plan of Operation, page 27.
----------------------------
Overview/Losses Since Inception, page 27
-----------------------------------------

21. Refer to the second paragraph. Please consider revising the word artwork in the sentence beginning "Our artwork inventory consists of . . ." to assets or otherwise, as appropriate.

Response 21: We have revised that paragraph to say that our "assets consist of our inventory of original artwork. . ."

Plan of Operation over the Next 12 Months, page 28
---------------------------------------------------

22. Please revise to disclose your monthly "burn rate" and the month you will run out of money assuming no change in present trends.

Response 22: We have revised to disclose our monthly burn rate ($4,000 per month - to fund minimal operations) and when we will "run out of money" (in approximately 16 - 18 months) provided we sell our existing inventory and our available-for-sale securities and the foregoing will not cover the expenses of our offering, the purchase of inventory to replace the inventory sold or the funding of our business plan.

23. Please advise to disclose the nature of the $10,000 of new product acquisitions contemplated.

Response 23: As indicated in our response to comment 13, we are not including new product acquisitions in our Use of Proceeds. We have amended this section accordingly to reflect that.

Statement of Cash Flows, page F-5
----------------------------------

24. For the nine months ended September 30, 2004, you present $112,500 of cash outflow for the purchase of available-for-sale securities. In note 3, you disclose that your available-for-sale securities were acquired through an exchange for inventory. Because the acquisition of securities appears to have been a non-monetary transaction, please revise your statement of cash flows to reduce net cash from operations (i.e. change in inventories) by $112,500 and delete the $112,500 cash outflow from investing activities (i.e. purchase of securities) accordingly. However, in accordance with the guideline of paragraph 32 of SFAS 95, the exchange transaction of these non-cash assets would be disclosed in a schedule to the statement of cash flows. Please revise accordingly.

Response 24: We have revised our cash flows by: reducing our net cash from operations by $112,500, deleting that same amount of cash from investing activities, and including the exchange transaction under a non-cash flow schedule.

Note 2 - Summary of Significant Accounting Policies, page F-6
-------------------------------------------------------------

25. Please revise to disclose your accounting policy for investments in equity securities. Refer to SFAS 115 and SFAS 130 for guidance. In your disclosure also specifically state how you assess for impairment of securities, including when a deadline (unrealized loss) in value is deemed "other than temporary" for which a write-down is reflected in earnings as a realized loss, as required by paragraph 16 of SFAS 115.

Response 25: We have included two new paragraphs under Note 2 regarding our accounting policies for "Marketable Securities" and "Comprehensive Income/Loss" which reference to SFAS 130 and 115, respectively. We have discussed our assessment for impairment on our securities and our "deadline" under NOTE 3. AVAILABLE-FOR-SALE SECURITIES, by adding the following:
"Impairment of our available-for-sale securities will be considered temporary through at least the end of 2005. Management has determined this by watching the market, through communications with iMedia, and the fact that despite the volatility of the stock, it has been on an upward climb in the last couple of months."

The following paragraphs were added under ITEM 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES which we believe addresses how a write down will be reflected once they are deemed "other than temporary."

      Marketable Securities
      ---------------------

     The Company accounts for investments under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Investment securities are classified into one of three categories: held-to-maturity, available-for-sale, or trading. Securities are considered held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. These securities are recorded as either short-term investments or long-term marketable securities on the balance sheet depending upon their original contractual maturity dates. Held-to-maturity securities are stated at amortized cost, including adjustments for amortization of premiums and accretion of discounts. Securities are considered trading when bought principally for the purpose of selling in the near term. Trading securities are recorded as short-term investments and are carried at market value. Unrealized holding gains and losses on trading securities are included in operating income. Securities not classified as held-to-maturity or as trading are considered available-for-sale. Available-for-sale securities are recorded as either short-term investments or long-term marketable securities and are carried at market value with unrealized gains and losses included in other comprehensive income in stockholders' equity. Temporary unrealized decreases in value are reported as other comprehensive income or loss, and permanent unrealized decreases in value are expensed.. The decrease in value of the above securities are considered to be temporary.

      Comprehensive Income (Loss)
      ---------------------------

     SFAS No. 130, "Reporting Comprehensive Income," established new rules for the reporting and display of comprehensive income and its components. SFAS No. 130 requires unrealized gains or losses on the
      Company's available-for-sale   securities and foreign currency
      translation adjustments to be reported as a separate component (comprehensive income/loss) of stockholders' equity.

26. Your accounting policy states that inventory is stated at cost. Please revise your policy to state that inventory is recorded at the lower of cost or market and specify whether you determine market values on an individual or aggregate basis for your inventory, in accordance with Chapter 4 of ARB 43.

Response 26: We have revised our accounting policy on inventory to state that it is stated at the lower of cost or market which is determined on an individual basis.

27. We note from pages 27 and F-8, that you received $112,500 of iMedia stock in exchange for $171,525 of inventory in 2004. This exchange resulted in an initial loss of $59,025. In light of this loss, please tell us what consideration was given to an impairment of the $17,900 of inventory remaining on-hand at September 30, 2004.

Response 27: Our remaining inventory ($17,900 at September 30 - $15,200 at December 31) is at market value which is the ultimate sales price less the cost applied on an individual basis. The sales price is greater than the cost. We have therefore not impaired the remaining inventory.

Note 3 - Available-For-Sale Securities, page F-8
------------------------------------------------

28. We note that you recognized an unrealized holding loss on your iMedia stock in exchange for $171,525 of inventory during 2004. As unrealized holding gains and losses for available -for-sale securities are generally excluded from earnings and reported in other comprehensive income pursuant to paragraph 33(a) SFAS 130, please tell us, and revise to disclose whether the loss was recognized because you judged the decline in value to be an other-than-temporary impairment.

Response 28: We are no longer expensing a valuation adjustment (loss) as we consider the decline in value to be a temporary impairment.

Presentation of Financial Statements
------------------------------------

29. From the guidance in paragraph 8(b) of SFAS 7, a company is in the development stage unless "significant" revenue has been derived from its planned principal operations. As your revenues have been recognized solely from two (2) transactions (i.e., a non-cash exchange and the sale of inventory for $25,000 cash) it appears development stage reporting may still be applicable. We also note disclosures in risk factors (page 4) asserting your limited sales activity to date. Therefore, it appears that the financial statements should be identified as those of a development stage enterprise with the reporting as prescribed by paragraphs 11-12 of SFAS 7 until significant revenues have been derived from your planned business activities. Please advise or revise, as necessary.

Response 29: We have revised our financial statement presentation to identify our statements as development stage with reporting as prescribed by paragraphs 11-12 of SFAS 7.

Item 27. Exhibits and Financial Statement Schedules, page II-4
---------------------------------------------------------------

30.     Please include an exhibit of your common stock instrument.  Refer to
Item 601(b)(4) of Regulation S-B.

Response 30: We filed our common stock instrument as Exhibit 4.1.

31. File the subscription agreement with your next amendment. We may have comments upon review.

Response 31: We have attached a sample of our subscription agreement as Exhibit A to our Prospectus.

Exhibit 5.1
-----------

32. In the next amendment please include a legality opinion for the shares being offered by selling shareholders.

Response 32.   We have included a new exhibit 5.1 which includes a legality opinion for the shares being offered by selling shareholders.

Exhibit 23.1
------------

33. Provide a currently dated consent from the independent public accountant in the amendment.

Response 33: We have provided an current consent from our independent public accountant as Exhibit 23.1 to the Amendment 1 of the SB-2.

Please feel free to contact our attorney, James Barber, Esq. should you have any additional comments or questions. His facsimile is 801-364-3406; his telephone is 801-364-6500. Please fax any written comments to Mr. Barber at his facsimile number as well as to his legal assistant, Terri Jackson, at 518-355-6945.

Sincerely,


/s/ David Cartisano
President Elite Artz, Inc.